One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

Christopher P. Harvey Partner christopher.harvey@dechert.com +1 617 728 7167 Direct +1 617 275 8390 Fax

January 20, 2015

VIA EDGAR

Mr. Keith Gregory

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Developing Growth Fund, Inc. (the “Fund”)

File Nos. 002-62797 and 811-02871

Dear Mr. Gregory:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A (the “Registration Statement”) relating to the addition of Class R4, R5 and R6 shares of the Fund, filed with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on November 21, 2014.1 The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s Registration Statement on its behalf. Below, we describe the changes made to the Registration Statement in response to the staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 56 to the Fund’s Registration Statement, which will be filed via EDGAR on or about January 20, 2015. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

General

1. Please file Tandy representations as EDGAR correspondence.

1 Accession No. 0000930413-14-004651

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley

Washington DC  EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

Response: The requested representations are included herein and filed as EDGAR correspondence.

Missing Information

2. Please complete bracketed or missing information in a Post-Effective Amendment (e.g., ticker symbols, fee table, performance figures, financial statements, consents and certain information for the new Class R4, Class R5 and Class R6 shares).

Response: We hereby confirm that all information in the prospectus, statement of additional information and Part C is current and complete.

EDGAR

3. Please update the EDGAR class identifiers to reflect the ticker symbols of the new Class R4, Class R5 and Class R6 shares.

Response: The EDGAR class identifiers will be updated to reflect the ticker symbols of the new Class R4, Class R5 and Class R6 shares once the shares classes are offered to the public.  The Fund expects to seed the new classes on or about May 1, 2015, at which time the Fund will apply for the necessary ticker symbols.

Part A – Prospectus

Investment Objective

4. Please consider revising the Fund’s investment objective for brevity. The types of securities in which the Fund may invest and the fact that they may trade over the counter may be more appropriate for the Item 4 principal investment strategy disclosure.

Response: We respectfully acknowledge your comment; however, the Fund’s investment objective is fundamental and cannot be changed without the vote of the shareholders.

Fee Table

5. Annual Fund Operating Expenses Caption: Please revise the first caption in the table to read “Shareholder Fees (fees paid directly from your investment)”.

Response: The requested change has been made.

6. Maximum Deferred Sales Charge line item: Footnote 1 indicates that a CDSC of 1% may be assessed on certain Class A shares if they are redeemed before the one-year anniversary of the purchase. Please consider including the amount of Class A shares subject to the CDSC in the footnote (i.e., purchases of $1 million or more). For brevity and clarity, please also consider combining footnotes 1 and 2.

Response: The Fund has revised footnote 1 as follows: “A contingent deferred sales charge (“CDSC”) of 1.00% may be assessed on certain Class A shares purchased or acquired without a sales charge (i.e., purchases of $1 million or more) if they are redeemed before the first day of the month of the one-year anniversary of the purchase.”

With respect to the comment to combine footnotes 1 and 2, we respectfully acknowledge your comment; however, the redemption dates for the applicability of the CDSC differ between the Class A and Class C shares. The CDSC on Class A shares is imposed on redemptions made before the first day of the month of the one-year anniversary of the purchase while the CDSC on Class C shares is imposed on Class C shares redeemed before the first anniversary of their purchase. We believe that keeping these disclosures in separate footnotes is appropriate and avoids investor confusion.

7. Total Annual Fund Operating Expenses/Footnote 3: Please add footnote 3 for the Class A shares to the Total Annual Fund Operating Expenses line item (i.e., 0.98% figure).

Response: The requested change has been made.

8. Other Expenses: Please delete footnote 4 or supplementally explain why Other Expenses must be estimated for the Fund’s new share classes. Please also supplementally confirm that the 0.04% administrative servicing fees are reflected in the fee table (e.g., Other Expenses).

Response: We respectfully acknowledge your comment; however, we believe that the disclosure in footnote 4 is appropriate and should not be deleted. The purpose of the Rule 485(a) filing was to register the new Class R4, Class R5 and Class R6 shares of the Fund. Class R4, Class R5 and Class R6 shares of the Fund were not in existence as of July 31, 2014 (the Fund’s fiscal year end). We note that Item 3 of Form N-1A, which discusses the presentation of information for a new series, provides in Instruction 6(a) that “Other Expenses” are to be estimated based on amounts for the current fiscal year with a corresponding footnote disclosing that “Other Expenses” are so estimated. Item 3 does not specifically address new share classes. Because a new share class, like a new series, would not have fee and expense information to present for the prior fiscal year because it did not exist, we believe it is reasonable, in the absence of any direct guidance, to apply Instruction 6(a) of Item 3 to a new share class as well. We hereby confirm that the 0.04% administrative servicing fees are reflected in the Other Expenses line item in the fee table.

Principal Investment Strategies and Principal Risks

9. Over-the-Counter Securities: The Fund’s investment objective indicates that many of its portfolio securities may trade over-the-counter. Please include this disclosure in the Fund’s principal investment strategy and clarify the meaning of “traded over the counter” (e.g., NASDAQ and/or pink sheets).

Response: The requested change has been made.

10. Growth Strategy: Please supplementally explain your basis for the statement made in the last sentence in the first full paragraph on page 4 (i.e., “at a rate rarely equaled”) or revise accordingly.

Response: The disclosure has been revised as follows: “The Fund seeks to identify companies that it believes are strongly positioned in the developing growth phase, which it defines as the period of swift development after a company’s start-up phase when growth occurs at a rate generally not equaled by established companies in their mature years.” (Emphasis added)

11. Sectors/Industries: Please consider including specific strategy and/or risk disclosure relating to any particular sectors and/or industries in which the Fund is likely to be overweight.

Response: We respectfully acknowledge your comment; however, as disclosed in the “Principal Risks” section of the Fund’s prospectus, the Fund does not employ an industry or sector focus. The Fund’s exposure to a particular industry and/or sector may increase from time to time based on the portfolio management team’s perception of investment opportunities. In this regard, the Fund confirms that it does not have an investment policy to focus in a particular industry and/or sector, but may, from time to time be overweight in a particular industry and/or sector relative to its benchmark. We believe that the current risk disclosure is appropriate in light of the Fund’s investment policy regarding industry and sector focus.

12. Derivative Securities: On page 4, in the first bullet, the disclosure states that the Fund may invest in securities that have equity characteristics or are tied to the price of stock. If you mean derivatives, please clarify the identity of the principal types of such derivative instruments (e.g., options and futures) including a brief description of the way in which they will be used to obtain exposure to equity securities and related risks. See letter of Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. In addition, please confirm whether such securities include equity-linked securities, structured notes tied to an equity index, warrants or similar securities. If so, please include relevant disclosure in the Item 9 information.

Response: The Fund’s use of derivatives for cash management purposes is discussed in the statement of additional information. The Fund does not invest in derivatives as part of its principal investment strategies. As disclosed in the first bullet on page 4 of the prospectus, the Fund may invest in securities that have equity characteristics or are tied to the price of stock, including rights and convertible debt. (Emphasis added). We have revised the Item 4 and Item 9 disclosures to include investments in warrants. We hereby confirm that the references to equity like securities do not encompass structured notes tied to an equity index or other similar investments.

13. Capitalization: On page 10, in the fourth paragraph, please consider updating the capitalization ranges for the Russell 2000® Index as of a more recent date.

Response: We respectfully acknowledge your comment; however, the market capitalization ranges disclosed for the Russell 2000® Index are provided as of the most recent annual reconstitution date of the index.

14. Foreign Securities: On page 10, in the last paragraph, the disclosure indicates that the Fund may invest without limitation in securities of companies that represent economic exposure to foreign markets. Please clarify the identity of these types of securities and related risks. If significant, please disclose such information in Item 4.

Response: The disclosure has been revised accordingly.

15. Liquidity/Redemption Risk: The Fund includes a principal risk factor for liquidity/redemption. Please clarify the types of investments or instruments to which this risk relates including related strategy disclosure. We also note that the Principal Investment Strategies section is silent regarding liquidity and investments in illiquid securities. Please reconcile these disclosures accordingly. In addition, please consider whether liquidity risk relates to investments in over the counter securities where a trading market may not sufficiently develop.

Response: Liquidity risk stems from the Fund’s strategy of investing in equity securities of small companies, which may, at times, be difficult to buy or sell. This strategy is clearly disclosed in the “Principal Investment Strategies” section of the Fund’s prospectus. In addition, as disclosed in the “Small Company Risk” in the “Principal Risk Factors” section of the Fund’s prospectus, small company securities tend to be more sensitive to changing economic, market and industry conditions and tend to be more volatile and less liquid than equity securities of larger companies, especially over the short term, and securities of small companies may be less well-known and trade less frequently and in more limited volume that the securities of larger, more established companies. In this regard, certain portfolio holdings may be more volatile and present increased liquidity risk relative to securities issued by larger companies. We believe it is more appropriate to include disclosure in the “Small Company Risk,” rather than the “Liquidity/Redemption Risk,” noting that small companies are more susceptible to liquidity risk as compared to larger companies. In addition, we have included disclosure in the “Small Company Risk” noting that equity securities of small companies may trade in the over the counter market or on regional exchanges, and the frequency and volume of their trading may be substantially less than is typical for larger companies, or they may otherwise have limited liquidity.

Tax Information

16. On page 9, please revise the first sentence to clarify that you are also referring to federal income tax since you also include a discussion of state and local income tax. In addition, please review the prospectus and statement of additional information to ensure that the tax disclosure is accurate and consistent (e.g., the first sentence of the second full paragraph on page 39 references federal income tax).

Response: We have revised the disclosure accordingly. In addition, the Fund has reviewed the tax disclosure in the prospectus and statement of additional information for accuracy and consistency.

Temporary Defensive Strategies

17. Please revise the disclosure to also indicate that temporary defensive positions taken by the Fund in response to adverse and other conditions may be or are inconsistent with its principal investment strategy.

Response: The requested change has been made.

Letter of Intention

18. Please clarify the effect, if any, with respect to a shareholder who submitted a letter of intention but did not complete the intended number of share purchases within the 13-month period.

Response: We respectfully acknowledge your comment; however, the requested disclosure is currently contained in the Fund’s prospectus under the section titled “Information for Managing Your Fund Account—Sales Charge Reductions and Waivers—Letter of Intention.” The penultimate sentence in the referenced section states “Class A shares valued at 5% of the amount of intended purchases are escrowed and may be redeemed to cover the additional sales charges payable if the intended purchases under the Letter of Intention are not completed.”

Eligible Funds

19. In the definition of “Purchaser” on page 29, in line 6, please replace “above” with “below”.

Response: The requested change has been made.

CDSC Waivers

20. On page 31 in the paragraph adjacent to the caption “CDSC Waivers,” please consider including the other types of redemptions that may qualify for a CDSC waiver. In the alternative, please consider disclosing where a shareholder may obtain such information.

Response: The table on page 31 of the Fund’s prospectus provides an exhaustive lists of circumstances under which the CDSC generally will be waived. We respectfully acknowledge your comment; however, the referenced disclosure is intended to retain the Fund’s authority to waive the CDSC on a case-by-case basis in certain other limited circumstances not otherwise addressed by the CDSC waiver categories. Because such circumstances are highly unique and rare, they do not lend themselves to categorical description.

Service and Distribution Fee Tables

21. On page 32, please conform the distribution fees in the table for the Class B and Class F shares to the fee table on page 2 and the disclosures on pages 19 and 20 (i.e., 0.75% and 0.10%).

Response: We respectfully acknowledge your comment; however, the current disclosure with respect to the Class B and Class F shares is accurate. As indicated in the introductory paragraph to the table on page 32 of the Fund’s prospectus, the table shows the portion of the distribution and service (12b-1) fees that Lord Abbett Distributor pays to financial intermediaries for each class. Although Class B and Class F shares have authorized distribution fees in amounts up to 0.75% and 0.10%, respectively, these amounts are not paid to financial intermediaries, but rather are retained by Lord Abbett Distributor.

Proper Form/Good Order

22. On page 38, in the first full paragraph, please consider including a definition of “good order.” For clarity, please also consider using one definition to describe the correct manner in which to submit documentation to the Fund or its authorized agent (i.e., proper form or good order). Please make conforming changes throughout the prospectus as appropriate.

Response: The requested changes have been made.

Redemption

23. In the second full paragraph on page 40, please consider describing the “unusual circumstances under which the Fund would postpone or suspend redemptions.”

Response: The requested change has been made.

Part B – Statement of Additional Information

Non-Fundamental Investment Restriction #2- Illiquid Securities

24. In non-fundamental investment restriction number 2 (illiquid securities), please delete the parenthetical “at the time of investment” since the 15% limit on illiquid securities is a continuing obligation of the Fund. Please make a conforming change in the first sentence of the paragraph following the list of non-fundamental investment restrictions. Please disclose how the Fund monitors its illiquid securities and clarify its policies for addressing those instances when its illiquid securities holdings exceed 15% of net assets. Please include conforming disclosure in the discussion of illiquid securities on page 2-6.

Response: We respectfully acknowledge your comment; however, the Board of Trustees of the Fund previously approved the Fund’s non-fundamental investment restrictions. As a result, we elect to retain the current language. In accordance with the Commission staff’s guidance, the Fund may invest in illiquid securities if such purchases at the time thereof would not cause more than 15% of the value of the Fund’s net assets to be invested in all such illiquid or not readily marketable securities. In this regard, the Fund has adopted compliance policies and procedures pursuant to Rule 38a-1 under the Investment Company Act of 1940, as amended, which govern the monitoring of the 15% limitation. The 15% limitation is measured at the time of investment, and the Fund is not required to sell securities if they later become illiquid. We confirm that Lord, Abbett & Co. LLC, the Fund’s investment adviser (“Lord Abbett”), monitors the 15% limitation on an ongoing basis; however, we do not believe that disclosure to this effect is necessary or appropriate in the statement of additional information. We further note that the paragraph following the Fund’s non-fundamental investment restrictions discloses that the Fund will not be required to sell illiquid securities if it exceeds the 15% limit due to market activity or the sale of liquid securities; however, in these situations the Fund will take appropriate measures to reduce the percent of its assets invested in illiquid securities.

Portfolio Holdings/SGC

25. The statement of additional information discloses that Lord Abbett selectively discloses portfolio holdings information to SG Constellation, LLC (“SGC”), in connection with that firm’s Class B share financing program. The disclosure further notes that SGC may engage in certain hedging transactions based on the Fund’s portfolio holdings information. Please address the following:

a.	Does the Fund or Lord Abbett maintain any confidentiality agreements with SGC and/or its employees to prohibit the use of portfolio holdings information, including personal trading;

b.	Does the Fund or Lord Abbett have in place any policies or procedures to monitor the use of portfolio holdings information provided to SGC; and

c.	Clarify the meaning of the last sentence on page 2-11.

Please also explain in greater detail in your response letter the financing and distribution agreement between Lord Abbett and SGC, including the compensation arrangements. In addition, please revise the disclosure on page 2-11 to reflect that Lord Abbett’s provision of portfolio holdings information to SGC is consistent with, rather than an exception to, policies and procedures adopted by the Board. Please also add disclosure expressly stating that SGC is subject to a confidentiality agreement with Lord Abbett. Lastly, please address supplementally whether the payments made to SGC under the financing arrangement would qualify as distribution and service (12b-1) fees that should be disclosed in the table on page 32 of the prospectus.

Response: We hereby confirm that Lord Abbett maintains a confidentiality agreement with SGC that prohibits the unauthorized use of portfolio holdings information, including the use of portfolio holdings information by anyone employed by or representing SGC or any company affiliated with SGC for the purposes of trading in the shares of the Fund. In addition, the Fund has adopted a selective disclosure policy and procedures reasonably designed to monitor the use of portfolio holdings information and to ensure that portfolio holdings information is disclosed in a manner that is consistent with applicable legal requirements and Lord Abbett’s fiduciary duties. With respect to the last sentence on page 2-11, SGC does not engage in individual stock or other transactions based on the Fund’s portfolio holdings. Rather, based on a “macro” file of portfolios holdings information of all funds that participate in SGC’s Class B Share Financing Program, SGC constructs a global hedge that is not specific to the portfolio holdings of any one participating fund.

The agreement between Lord Abbett and SGC is structured as a purchase and sale transaction whereby SGC pays to Lord Abbett Distributor the amount of the upfront broker’s commissions on all Class B shares sold during the term of the agreement. Pursuant to the agreement, in order to reimburse SGC for these costs, Lord Abbett Distributor assigned to SGC its rights under the Lord Abbett Funds’ distribution plan to receive a portion of the Rule 12b-1 distribution fee and CDSC payments on Class B shares for the 8-year period before the B shares convert to A shares. Lord Abbett entered into the agreement to assure adequate funding to maximize the chances for marketplace success for the B shares of the Lord Abbett Funds. However, we note that, as of April 1, 2010, the Class B shares of the Lord Abbett Funds were closed to new and existing investors. In addition, as of January 5, 2015, the Class B shares of the Lord Abbett Funds contained assets that amounted to approximately $514 million, which represents only 0.44% of the complex-wide assets under management.

The disclosure changes with respect to the SGC confidentiality agreement have been made. Lastly, we respectfully acknowledge your comment; however, we do not believe that disclosure in the table on page 32 of the Fund’s prospectus of the assignment by Lord Abbett Distributor to SGC of its rights under the distribution plan to receive a portion of the Rule 12b-1 distribution fees is necessary or appropriate and may ultimately be confusing to investors.

Shareholder Nominations

26. On page 3-8, in the description of the Nominating and Governance Committee, please clarify the appropriate writing and notice provisions applicable to shareholder nominations.

Response: The disclosure has been included as requested.

* * * * *

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf: (1) the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; (2) the staff’s comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and (3) the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (617) 728-7167. Thank you.

Sincerely,

/s/ Christopher P. Harvey
Christopher P. Harvey

cc:	Mr. Lawrence H. Kaplan, Esq., Lord Abbett
Ms. Brooke A. Fapohunda, Esq., Lord Abbett